Form 51-102F3

Material Change Report

PART 1 CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
BCE Inc. (“BCE”) 1000, rue de La Gauchetière Ouest, Bureau 3700 Montréal, Québec H3B 4Y7

Item 2	Date of Material Change

July 7, 2006.

Item 3	News Release

A press release announcing the material change referred to in this report was issued on July 7, 2006 and disseminated on newswires in Canada and the United States.

Item 4 Summary of Material Change

BCE announced that on July 7, 2006, BCE completed its previously announced transaction with Aliant Inc. (“Aliant”), as a result of which certain of Bell Canada’s wireline operations in its regional territories in Ontario and Quebec were combined with the wireline operations of Aliant to form a new income trust (Bell Aliant Regional Communications Income Fund, or the “Fund”). The Fund also acquired from BCE all of the outstanding shares of Bell Nordiq Group Inc. (“BNG”), which holds a 63.4% interest in each of Telebec, Limited Partnership and NorthernTel, Limited Partnership, which is in turn exchangeable for an aggregate 63.4% interest in the Bell Nordiq Income Fund. As part of this transaction, Bell Canada acquired Aliant Mobility’s wireless operations and Aliant’s DownEast Communications (“DownEast”) retail outlets.

The foregoing transaction was completed pursuant to a plan of arrangement undertaken by Aliant under Section 192 of the Canada Business Corporations Act (the “Aliant Plan”). As part of the Aliant Plan, BCE acquired a direct and indirect 73.5% voting and equity interest in the Fund (on a fully-diluted basis). In addition, approximately $1.25 billion of Bell Canada debt was effectively transferred to the Fund. In connection with the completion of the Aliant Plan, Bell Canada and the Fund also entered into a number of outsourcing and commercial agreements.

BCE also announced that on July 10, 2006, it distributed to its common shareholders of record on July 10, 2006, by way of a separate plan of arrangement (the “BCE Plan”), an aggregate of 64,627,558 units of the Fund (representing an approximate 28.8% interest in the Fund, on a fully-diluted basis). This distribution was made concurrent with the consolidation of BCE’s common shares on a 0.915 for 1 basis.

Item 5 Full Description of Material Change

Under the Aliant Plan, Aliant contributed all of its operations to Bell Aliant Regional Communications, Limited Partnership, an underlying entity of the Fund, and Bell Canada similarly contributed certain of its Ontario and Quebec regional wireline operations. BCE also contributed to Bell Aliant Regional Communications Holdings, Limited Partnership, another underlying entity of the Fund, all of the outstanding shares of BNG, which holds a 63.4% interest in each of Telebec, Limited Partnership and NorthernTel, Limited Partnership, which is in turn exchangeable for an aggregate 63.4% interest in the Bell Nordiq Income Fund. In exchange for these contributions, BCE received Aliant’s wireless business and its DownEast retail outlets and additional equity in the new Fund (for a total 73.5% voting and equity interest in the Fund, on a fully-diluted basis). In addition, approximately $1.25 billion of Bell Canada debt was effectively transferred to the Fund. BCE owned approximately 53.21% of Aliant prior to the completion of the Aliant Plan.

In connection with the completion of the Aliant Plan, Bell Canada and the Fund entered into a number of outsourcing and commercial agreements pursuant to which Bell Canada will support over the long-term the operations of the Fund in Ontario and Québec. Similar agreements were also entered into between the Fund and Bell Canada to support Bell Canada’s wireless operations in Atlantic Canada.

The units of the Fund are listed on the Toronto Stock Exchange under the symbol “BA.UN”.

BCE also announced that on July 10, 2006, it distributed to its common shareholders of record on July 10, 2006, by way of the BCE Plan, an aggregate of 64,627,558 units of the Fund (representing an approximate 28.8% interest in the Fund, on a fully-diluted basis). This distribution was made concurrent with the consolidation of BCE’s common shares on a 0.915 for 1 basis.

In connection with the completion of the Plan of Arrangement, BCE entered into a securityholders’ agreement with, among others, the Fund, Bell Canada, Aliant and Bell Aliant Regional Communications Holdings Inc., as a result of which BCE was given the right to appoint or nominate, as applicable, a majority of the directors of Bell Aliant Regional Communications Holdings Inc. (an underlying entity of the Fund) and the trustees of the Fund (and a majority of the directors and trustees of certain other underlying entities of the Fund), subject to certain conditions, for so long as BCE has more than a 30% interest in the Fund (on a fully-diluted basis). BCE also has the ability to veto certain actions of the Fund and its underlying entities for so long as it owns directly or indirectly 20% or more of the Fund (on a fully-diluted basis). The Securityholders’ Agreement also provides BCE with certain pre-emptive rights to enable BCE, if it so desires, to maintain its direct and indirect fully-diluted percentage ownership of units of the Fund.

Caution Regarding Forward Looking Statements

Certain statements made in this material change report constitute forward-looking information and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on these forward-looking statements.

For additional information with respect to certain of these and other assumptions and risk factors, please refer to (i) BCE Inc.’s MD&A for the year ended December 31, 2005 dated March 1, 2006 filed by BCE Inc. with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com), and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as updated in BCE Inc.’s 2006 First Quarter MD&A dated May 2, 2006 which has also been filed with these regulatory authorities and is available on the same websites, and (ii) the management proxy circular of BCE Inc. dated April 12, 2006 which has also been filed with these regulatory authorities and is available on the same websites. The forward-looking statements contained in this material change report represent BCE’s expectations as of July 7, 2006 and, accordingly, are subject to change after such date. However, BCE disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Martine Turcotte, Chief Legal Officer, (514) 870-4637.

Item 9	Date of Report

July 14, 2006.

(Signed) “Martine Turcotte”

Martine Turcotte Chief Legal Officer